12013459

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED FEB 29 2012 WASH, DC 405

SEC FILE NUMBER
8-49106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hancock Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 Citiplace Drive, Suite 100
(No. and Street)

Baton Rouge	LA	70808
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Betty Rowlen (225)248-7328

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

639 Loyola Avenue, Suite 1800	New Orleans	Louisiana	70113
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Randall Bluth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hancock Investment Services, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified as that of a customer, except as follows:

N/A

Signature

President / CEO
Title

2/20/12
Date

STATE OF LOUISIANA NOTARY PUBLIC ID 21507 HENRY J. SCHEXNAYDER, III COMMISSIONED FOR LIFE ASCENSION PARISH

Notary Public 21507

2/20/12
Date

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hancock Investment Services, Inc. and Subsidiaries
(A wholly owned subsidiary of Hancock Bank)
Index
December 31, 2011

Page(s)

pwc

Report of Independent Auditors

To the Board of Directors of
Hancock Investment Services, Inc.

We have audited the accompanying consolidated statement of financial condition of Hancock Investment Services, Inc. (a wholly owned subsidiary of Hancock Bank) and its Subsidiaries (the "Company") as of December 31, 2011, and the related consolidated statement of income, stockholders equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2012
New Orleans, Louisiana

PricewaterhouseCoopers LLP, 639 Loyola Avenue, Suite 1800, New Orleans, LA 70113
T: (504) 558 8200, F: (504) 558 8960, www.pwc.com/us

Hancock Investment Services, Inc. and Subsidiaries
(A wholly owned subsidiary of Hancock Bank)
Consolidated Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	$ 14,942,066
Restricted cash	100,000
Receivables from brokers and dealers and clearing organizations	1,775,297
Securities owned, at fair value	232,823
Furniture and equipment, less accumulated depreciation of $296,949 in 2011	38,594
Other assets	778,514
Investment in The NASDAQ Stock Market, Inc.	7,353
Total assets	$ 17,874,647
Liabilities and Stockholder's Equity	
Accounts payable and accrued expenses	$ 676,229
Due to Hancock Holding Company	3,377,678
Total liabilities	4,053,907
Stockholder's equity	
Common stock, $1 par value per share. Authorized and outstanding 1,000 shares	1,000
Contributed capital	879,000
Retained earnings	12,940,740
Total stockholder's equity	13,820,740
Total liabilities and stockholder's equity	$ 17,874,647

The accompanying notes are an integral part of these consolidated financial statements.

pwc

Report of Independent Accountants

To the Board of Directors of
Hancock Investment Services, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Hancock Investment Services, Inc. (the Company) for the year ended December 31, 2011, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2011. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 29, 2011 in the amount of $2,990 compared to check number 3463 obtained from the Vice President Brokerage and Operations Manager, and payment dated February 22, 2012 in the amount of $2,947 compared to check number 3548 obtained from the Vice President Brokerage and Financial Operations, noting no differences.
2. Compared the Total Revenue amount reported on page 5 of the audited Form X-17A-5 for the year ended December 31, 2011 to the Total revenue amount of $12,842,508 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2011, noting no differences.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 2c(1), revenues from distribution of shares of registered open end investments company or unit investment trust, from the sale of variable annuities, the business of insurance, from the investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products of $10,096,571 to supporting schedules and work papers provided by the Vice President Brokerage and Financial Operations, including the general ledger of the Company and previously filed FOCUS reports. No differences noted.

    b. Compared deductions on line 2c(3), commissions, floor brokerage and clearance paid to other SIPC members in connection with security transactions of $370,916 to supporting schedules and working papers provided by the Vice President Brokerage and Financial Operations, including the general ledger of the Company. No differences noted.

PricewaterhouseCoopers LLP, 639 Loyola Avenue, New Orleans, LA 70113
T: (504) 558 8200, F: (504) 558 8960, www.pwc.com/us

c. Compared deductions on line 2c(5), net gain from securities in investment accounts of $234 to supporting schedules and working papers provided by the Vice President Brokerage and Financial Operations, including the general ledger of the Company. No differences noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e $2,374,787 and $5,937 respectively of the Form SIPC-7. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2012
New Orleans, Louisiana